MAIL STOP 3561
								March 28, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: 	Universal Fog, Inc.
	Pre-Effective Amendment 2 to Registration Statement on Form
SB-2
	File Number: 333-128831
      Filed: March 10, 2006

Dear Mr. Bontems:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1. Please reconcile the $25,000 "estimated expenses" with Item 25 of part II of the registration statement.

Prospectus Summary

2. The disclosure in the first paragraph under The Current Offering is not precisely correct. Selling stockholders who may be considered affiliates of the company are pricing at 50 cents per share for the duration of the offering; others are pricing at 50 cents until a market develops and thereafter at the market price. Please clarify.

Risk Factors Related to Our Business, page 6

3. In your discussion for risk factor two, please state the consequence if you are not able to refinance the balloon note payment.

Management`s Discussion and Analysis
Critical Accounting Policies, page 8

4. With respect to our previous comment 11, we note your revision in
Management`s Discussion and Analysis on page 8. However this disclosure does not address the content of our previous comment. Please refer to www.sec.gov./rules/interp/33-8350.htm and revise to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.

Comparison of the Nine-Month Periods, page 9

5. On the top of page 10, you state you sold 140,000 shares of common stock for $35,000 in May 2005. The statement of stockholders` equity reflects a sale of 340,000 shares of common stock for $85,000 around such date. Please reconcile these disclosures and revise the document accordingly.

Liquidity and Capital Resources, page 9

6. We partially reissue comment 7 of our letter dated February 16, 2006. We do not see the 1,008,800 shares sold to unrelated parties for $252,200 discussed in Item 26 of Part II. Please advise or revise.

7. Some of your transactions are discussed multiples times.
Please
revise the section to discuss each transaction only once.

8. Please disclose the amount of cash you received for the shares issued. If you did not receive the cash, please discuss the consideration the company received for the shares and the value of the shares issued.

9. It is suggested that summary statements of operations data be added to the balance sheet information on page 12.

Our Business, page 13

10. We partially reissue comment 14 of our letter dated February
16,
2006. Please describe the material terms of the agreements you have with the distributors in Texas and Louisiana and any material contracts should be filed as exhibits.

Description of Property, page 17

11. We note your response to prior comment 16. Please clarify whether the difference between the historical cost of $274,000 for the building and land and the $250,562 recorded to APIC is depreciation on the building recorded by Mr. Bontems or some other reconciling item. Revise the footnotes to the financial statements to separately state the historical cost of the land and the historical cost of the building that was received from Mr. Bontems and the amount of capitalized improvements the company has incurred since acquiring the property. Also, revise to clarify the depreciable lives of each class of depreciable asset. Please note it is generally not appropriate to depreciate land, and the lives used to compute depreciation on improvements should consider the useful lives of the improvements (e.g. roof, fence), which may be less than the life of the related building. Please revise the financial statements as necessary.

Security Ownership of Certain Beneficial Owners and Management,
page
20

12. As previously requested, the percentages in the table should be corrected.

13. You state Mr. McKee has transferred 740,000 shares to "new stockholders who he believes will be helpful to UFI in the future".
Please tell us if the shares were issued as a deposit for services.
Explain to us the specific reason for the transfer of the shares to the various shareholders and the dates of the transfers.

Selling Stockholders, page 21

14. We note the statement, "[w]e estimate that the aggregate of such costs incurred by UFI will not exceed $5000, not including the costs of the Offering." We reissue comment 25 of our letter dated February
16, 2006. State the estimated costs of the offering to be paid by the company on behalf of the selling stockholders.

15. Please explain why Universal Fog is listed as a selling stockholder and how you derived 248,000 shares.

16. Please disclose on a supplemental basis the control person(s) of
EIFC Service Corp and J.W & Carmen Callway.

17. Based on the information in the footnotes to the table, the owners of Kwiktax and Alsan, LLC are the beneficial owners of approximately 6% of the outstanding common stock. They should be added to the security ownership table on page 20.

Financial Statements, page F-12

18. Please note the updating requirements of Item 310(g) of Regulation S-B.

Part II
Recent Sales of Unregistered Securities

19. We reissue prior comment 30 of our letter dated February 16, 2006. We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration. For each transaction, please identify the persons to whom you sold the securities and the value of the shares issued. In addition, please provide the facts relied upon to make the exemptions available.

Exhibits

20. The consent you provided (exhibit 23) with the current registration statement refers to amendment #1 of your Form SB-2.
Please provide a currently dated consent of the independent public accountant that references the proper amendment in your future amendments to the registration statement.

21. We note that a form of subscription agreement remains to be filed, if one is to be used.

Signatures

22. We reissue comment 35 of our letter dated February 16, 2006.
Please include the signatures required by Form SB-2.
Specifically,
one of the officers must act and sign in the capacity of the principal accounting officer.

34 Act Report Filings

23. We reissue our previous comment 36 in our letter dated
February
16, 2006 which refers to comments 102 to 108 of our letter dated November 3, 2005. We note your response that you will amend all 1934
Act reports prior to the effectiveness of this Form SB-2. Please note prior comments 103-105 relate to required certification and your disclosure regarding disclosure controls and procedures.  Comment
106
requested amendment of the Form 8-K to provide pre-merger financial statements of the acquired business (see original comment). Please revise the related disclosure in the 34 Act reports according to our comments as we may have additional comments.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terrence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	David M. Rees, Esq.

	Fax (801) 328-4948
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Tom Bontems
Universal Fog, Inc.
Page 1
03/28/2006